SmartGurlz

INCLUSIVE TECH EDUCATION
FOR TOMORROW'S LEADERS





Making The World A More

Inclusive And Innovative

Place By Creating Educational Coding Robots

for ALL kids

WOMEN AND PEOPLE OF COLOR ARE SIGNIFICANTLY UNDERREPRESENTED IN TECH

63% Girls

lose interest in STEM by age 13



% of Tech Talents
% of Population
50%
29%
29%
15%
Women
Black and Latino

INCLUSIVE STEM IS THE FUTURE


SEAL OF THE PRESIDENT OF THE UNITED STATES

Every Student Succeeds Act (ESSA) law was passed in Dec 2015

"To Restore America's Competitiveness, We Must Recruit a New Generation of Science and Technology Leaders by Investing in Diversity."

----Barack Obama

CREATED TO EMPOWER UNDERREPRESTED GROUPS AND BRIDGE THE STEM GAP

Launched
SmartGurlz

2017


SmartGurlz
On the Road to Code
c. All rights reserved.

Launched
SmartBuddies
teaching everyone to code

2019




Smart Buddies
If you can see it, you can be it!

$5.5MM CONTRACT WITH PITSCO EDUCATION

PITSCO EDUCATION

50 years in the education market

Distribution in **60,000 schools** in the US and Canada



An independent pilot study shows:

92%

of students said working with the robots was fun

95%

of teachers highly recommend the smart Buddies products

*Independent pilot study of 250 students and 15 teachers at 10 elementary school programs, conducted by Pitsco.

WELL-POSITIONED IN GLOBAL EDUCATIONAL PRODUCTS MARKET


Inclusive
LEGO Friends
Project Mc2
SMART IS THE NEW COOL
SmartGurlz
Smart Buddies
teaching everyone to code
GeoSafari
Gears
Low Tech STEM
High Tech STEM
wonder workshop
LEGO
LEGO BOOST
BUILD CODE PLAY
sphero
ozobot
K'nex
where creativity clicks
GI JOE
MECCANO
ENGINEERING & ROBOTICS
Exclusive

OUR PRODUCTS ARE DIFFERENTIATED

Smart Buddies
teaching everyone to code

ROOTED IN EDUCATION STUDIES

Include All Races And Genders



Career and Story-Based Curriculum


vs
competitors

Too Masculine…





Boring And Generic…




SPRK+





Strong Market Reaction

$2.0MM Total Revenue

20% Revenue CAGR

30K Products Sold

Ready to Scale

385 Retail Outlets

20+ Countries

18 Schools

KEY GROWTH INITIATIVES





- Smart Buddies Launch

2019



- **50 Schools**
- **1,000 students via remote learning**
- Expand Smart Buddies Offerings via online and remote learning

2020



- **2,000 Schools**
- Expand **Retail Offerings**
- Launch **SmartGurlz Entertainment**

2021


Girls Meet Mars

- **5,000 Schools**
- Grow **SmartGurlz Entertainment**
- Launch **Licensed Products**

2022

Please note these include forward looking projections which cannot be guaranteed.

OUR RESPONSE TO THE COVID-19 CRISIS


E-LEARNING
HIGH QUALITY SERVICES
www.shutterstock.com · 783318679

Smart Buddies LIVE!



1000 KIDS!

Best Virtual STEM Camp by **Good Morning, America,** Good Housekeeping, Parade and Fox News and many more

WELL-POSITIONED IN THE ONLINE EDUCATIONAL SPACE



Remote Auditorium
Smart Buddies LIVE!
Outschool
Remote Class
UBTECH
No or Low Tech STEM
High Tech STEM
KHAN ACADEMY
YouTube
C O D E
Videos
wonder workshop
sphero
LEGO BOOST BUILD CODE PLAY
ozobot
Kiwi Co
Teach-yourself
MECCANO ENGINEERING & ROBOTICS

FINANCIALS

$787K Revenue
8K Products Sold
55% Gross Margin

$10M Revenue


2016
2019
2020
2022

$165K Revenue
3K Products Sold
35% Gross Margin

$300K
Covid-19 pandemic year
Remote learning launch

Please note these include forward looking projections which cannot be guaranteed.

A TEAM OF EXPERTS IN EDUCATION AND TECHNOLOGY

EDUCATION



SHARMI ALBRECHTSEN
Co-founder and CEO

20+ years in STEM & consumer

Past Experience:

SHARK TANK TED

TECHNOLOGY



JESPER NIESEN
Co-founder and CTO

20+ years in R&D

Exited 3 tech companies

TELEDYNE TECHNOLOGIES Everywhereyoulook
WEIBEL DOPPLER RADARS

TOY INDUSTRY



MARTIN PIDEL
Chief Marketing Officer

20+ years in Ed. Toy

Past Experience:

LeapFrog Hasbro

ENTERTAINMENT



KARI BYRON
Chief Creative Officer

10 years as TV host

Past Experience:

NETFLIX STEM Discovery CHANNEL

SmartGurlz

INCLUSIVE TECH EDUCATION
FOR TOMORROW'S LEADERS



